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                            December 19, 2023

       Natasha Fernandes
       Chief Financial Officer
       IMAX CORP
       902 Broadway, Floor 20
       New York, NY 10010

                                                        Re: IMAX CORP
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2023
                                                            File No. 001-35066

       Dear Natasha Fernandes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Period Ended September 30, 2023

       Note 13. Segment Reporting, page 37

   1. Prior to the first quarter of 2023, you determined you had seven reportable segments. You revised your internal
segment reporting and have now determined you only have two
                                                        reportable segments.
Please help us better understand how you determined you have two reportable segments
pursuant to the guidance of ASC 280. Please specifically address the following:
                                                            Tell us how you
identified your operating segments based on the criteria provided in
                                                             ASC 280-10-50-1
through 50-9 and provide us with a list of these operating
                                                             segments;
                                                            Help us better
understand how you determined your CODM;
                                                            Tell us each of the
individuals that report to the CODM and identify and describe the role of each
segment manager;
                                                            Tell us how often
the CODM meets with his/her direct reports, the financial
                                                             information the
CODM reviews to prepare for those meetings, the financial
 Natasha Fernandes
IMAX CORP
December 19, 2023
Page 2
              information discussed in those meetings, and who else attends those meetings;
                Describe the information regularly provided to both the CODM and the Board of
              Directors, and how frequently it is prepared;
                Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
                Describe the basis for determining the compensation for each of the individuals that report to the CODM; and
                To the extent you aggregated operating segments to determine your reportable segments, please specifically provide us with a summary of the aggregation analysis you performed pursuant to ASC 280-10-50-11 in determining it was appropriate to aggregate.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 with any questions.



                                                              Sincerely,
FirstName LastNameNatasha Fernandes
                                                              Division of
Corporation Finance
Comapany NameIMAX CORP
                                                              Office of
Industrial Applications and
December 19, 2023 Page 2                                      Services
FirstName LastName